VIA EDGAR

December 23, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Attention:	Vanessa Robertson
Joel Parker
Jim Rosenberg

Re:	SEC Comment Letter dated December 21, 2010
Novavax, Inc.
Form 10-K for the year ended December 31, 2009
Filed on March 16, 2010
File No. 000-26770

Ladies and Gentlemen:

On behalf of Novavax, Inc. (the “Company”), this letter is to confirm receipt of the SEC Comment Letter dated December 21, 2010 and our telephone conversation this afternoon with Ms. Robertson of the staff of the Securities and Exchange Commission wherein we advised Ms. Robertson that our response to this letter would be provided by January 21, 2011.

Very truly yours, /s/ Frederick W. Driscoll Frederick W. Driscoll Vice President & Chief Financial Officer